SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.



                           FORM U-57



         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




               Filed under section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                              for


       La Compania de Electricidad de San Pedro de Macoris



                               by



                     Cogentrix Energy, Inc.

                     9405 Arrowpoint Blvd.
              Charlotte, North Carolina 28273-8110

Notification

     Cogentrix Energy, Inc. ("Cogentrix"), a North Carolina corporation, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by section 715 of the Energy Policy Act of 1992, P.L. 102-486, and Rule 57 of the implementing regulations thereunder, 17 C.F.R. section 250.57, this notice that La Compania de Electricidad de San Pedro de Macoris ("San Pedro"), a special-purpose Cayman Islands corporation, is a foreign utility company in which Cogentrix holds voting security interests.
     San Pedro will not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States. Neither San Pedro nor any subsidiary company of San Pedro is or will be a public-utility company operating in the United States.
Item 1
Name and registered branch office of the entity claiming foreign utility company status

La Compania de Electricidad de San Pedro de Macoris
c/o Norman De Castro
Pellarano & Herrera
10, Av.  John F.  Kennedy
4th Floor
Santo Domingo, Dominican Republic

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

     San Pedro's facilities used for the generation, transmission, or distri-bution of electric energy for sale will consist primarily of a 297.6 MW (net) diesel-fired combined-cycle generating plant utilizing three 100 MW Siemens V64.3A turbines, located in the southeastern area of the Dominican Republic near the city of San Pedro de Macoris. The facilities will also include fuel unloading and storage facilities and facilities interconnecting the project with the transmission system of the governmental power company, Corporacion Dominicana de Electricidad.

Ownership of the Company
     The two owners of the voting securities of San Pedro are Cogentrix International, Ltd., with a 65 percent interest, and Commonwealth Development Corp. of the United Kingdom, with a 35 percent interest. Cogentrix Inter-national, Ltd. is Cayman Islands company wholly-owned by Cogentrix Inter-national Holdings, Inc. Cogentrix International Holdings, Inc. is a Delaware corporation wholly-owned by Cogentrix.

Item 2
Domestic associate public-utility company and holding company
     Cogentrix has no affiliates or associate companies that are domestic public -utility companies. Nor does Cogentrix have any reason to believe that Common-wealth Development Corp. has any such affiliates or associate companies. Cogentrix is a developer, owner, and operator of qualifying facilities under the Public Utility Regulatory Policies Act of 1978, exempt wholesale generators under section 32 of the Act, and foreign utility companies. Commonwealth Development Corp. is a development finance institution that assists economic development in emerging markets through private sector investment.

EXHIBIT A
Documents incorporated by reference
     To the knowledge of Cogentrix, no associate company or affiliate of San Pedro is subject to the regulation of its retail electric or gas rates by a State commission.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer hereunto duly authorized.

                    By:  ___________________________________
                         Dennis Alexander
                         Group Senior Vice President & General Counsel Cogentrix Energy, Inc.
                         9405 Arrowpoint Boulevard
                         Charlotte, North Carolina 28273-8110


February 16, 2000